March 12, 2019

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0505

Re: ARK ETF Trust – Fidelity Bond – (Policy No. 82416743)

Pursuant to Rule 17g-1(g)(1) under the Investment Company Act of 1940, as amended, enclosed for filing on behalf of The ARK ETF Trust ("Trust") please find a copy of Endorsement 12 to the fidelity bond (the "Bond") for the policy period from November 1, 2018 to November 1, 2019, such policy being maintained through Federal Insurance Company. The Secretary's Certificate certifying the resolutions adopted by the Trust's Board Members approving the amount, type, form and coverage of the bond and a copy of the Joint Fidelity Bond Agreement are incorporated herein by reference to the Trust's 40-17g filing, as filed with the Securities and Exchange Commission on November 14, 2018 (SEC Accession No. 0001144204-18-059589).

Please note that the premium for the Bond has been paid through November 1, 2019.

If you have any questions, please do not hesitate to contact me.

Sincerely,

/s/ Kellen Carter

Kellen Carter
Secretary
ARK ETF Trust

FEDERAL INSURANCE COMPANY

Endorsement No: 12

Bond Number: 82416743

NAME OF ASSURED: ARK INVESTMENT MANAGEMENT LLC

AMEND NAME OF ASSURED ENDORSEMENT

It is agreed that NAME OF ASSURED of the DECLARATIONS for this Bond is amended to include the following:

- The ARK ETF Trust
- ARK Industrial Innovation ETF
- ARK Web x.0 ETF
- ARK Innovation ETF
- The 3D Printing ETF
- ARK Genomic Revolution ETF
- ARK Israel Innovative Technology ETF
- ARK Fintech Innovation ETF

This Endorsement applies to loss discovered after 12:01 a.m. on February 4, 2019.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: March 4, 2019

By __

Authorized Representative